August 20, 2018

VIA EMAIL AND EDGAR

Era Anagnosti

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission Washington, D.C. 20549

Mail Stop 4720

Re:	Beyond Commerce, Inc. (the "Company")
Registration Statement on Form 10-12G (File No. 000- 52490) (the “Registration Statement”)
Request for Withdrawal

Dear Ms. Anagnosti:

The Company hereby applies for withdrawal of the Company's Registration Statement referenced above, as permitted by Rule 477 of Regulation C under the Securities Act of 1933, as amended.  The Registration Statement, together with all exhibits thereto, was originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2018, and has not yet been declared effective by the Commission.  The Company hereby respectfully requests that the Registration Statement be withdrawn effective as of the date hereof or at the earliest practicable date hereafter but prior to August 21, 2018.

The Company is withdrawing the Registration Statement to avoid automatic effectiveness of the Registration Statement 60 days after the initial filing date in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, prior to the Company satisfactorily addressing the comments of the Commission’s staff.

Should you have any questions regarding this matter, please call counsel to the Company, Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP, at (212) 930-9700.

Very truly yours,

/s/ George Pursglove
George Pursglove
Chief Executive Officer

cc: Darrin M. Ocasio, Esq.